Exhibit 99.2

Santiago, Chile, June 1, 2023

GG/137/2023

Mrs.

Solange Berstein Jauregui

President

Commission for the Financial Market

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Material Event Notice. Placement of Bonds in the local market.

Mrs. President,

In accordance with the provisions of article 9 and 10 of Law No. 18,045 on the Securities Market, as provided in Chapter 18-10 of the Updated Compilation of Regulations of the Commission for the Financial Market (“CMF”) and the provisions of 5.1.7 of Section IV of General Rule No. 30 of the CMF, we inform you that, on this date, the settlement and placement of Banco Itaú Chile dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. N°12-1/2014.

The specific conditions of placement were as follows:

- Series “CO”, Código BITACO0419, for a total amount of CLP $ 8,000,000,000 collecting the sum of CLP $ 6,993,674,054 with a maturity date of October 1, 2026, at an average placement rate of 7.05%.

Sincerely,

Gabriel Moura

CEO

BANCO ITAÚ CHIL